

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Caitlin Jeffs
Chief Executive Officer
Red Metal Resources Ltd.
278 Bay Street, Suite 102, Thunder Bay
Ontario, Canada P7B 1R8

> **Re: Red Metal Resources Ltd.**
> **Registration Statement on Form S-4**
> **Filed December 4, 2020**
> **File No. 333-251126**

Dear Ms. Jeffs:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Conrad Nest, Esq.